Exhibit 99.2

SEMILUX INTERNATIONAL LTD.

4F., No. 32, Keya Rd., Daya Dist.

Central Taiwan Science Park

Taichung City 42881

Taiwan

PROXY STATEMENT

NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement and notice of the extraordinary general meeting of the Company (this “Proxy Statement & Notice of Meeting”) is furnished in connection with the solicitation of proxies by the Board of Directors of Semilux International Ltd. (the “Company,” “Semilux,” “we,” “us,” or “our”) for the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on April 15, 2026, at 9:00 a.m., Eastern Time, and for any adjournment or adjournments thereof. The Meeting will be held in a virtual meeting format at https://www.cstproxy.com/semilux/2026. At the Meeting, you will be asked to consider and vote to approve the following proposals:

Proposal 1: “RESOLVED as an ordinary resolution that, on an effective date to be determined by the board of directors of the Company (the “Board of Directors”) by a resolution of directors (if at all):

(i)	every such number of issued and unissued ordinary shares of par value US$0.0001 each as shall be determined by the board of directors, being a ratio of up to twenty (20) to one (1), be consolidated into one (1) ordinary share of such increased par value as shall result from such consolidation, being up to US$0.002 per share (the “Share Consolidation”), with the exact consolidation ratio and the effective date of the Share Consolidation to be determined by the board of directors; provided that the authorized share capital of the Company shall be adjusted proportionately to reflect the Share Consolidation;

(ii)	all fractional entitlements to the issued consolidated ordinary shares as resulted from the Share Consolidation will be rounded up to the nearest whole number of the number of ordinary shares to be issued to the holder; and

(iii)	the Board of Directors be authorized and directed to do all such acts and things as it may consider necessary or desirable for the purpose of effectuating the Share Consolidation, including determining the effective date of the Share Consolidation (if at all) and any other changes to the Company’s authorized share capital in connection with and as necessary to effect the Share Consolidation.”

(the “Share Consolidation Proposal”).”

Proposal 2: “RESOLVED as a special resolution that, subject to and immediately following the Share Consolidation being effected, the second amended and restated memorandum and articles of association of the Company as set forth in Appendix A to the Proxy Statement & Notice of Meeting (the “Second Amended M&A”) be adopted in in substitution for and to the exclusion of the memorandum and articles of association of the company currently in effect in its entirety with effect upon the Share Consolidation taking effect (the “Charter Amendment Proposal”).”

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

If the enclosed proxy card is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any executed proxy card on which no instruction is specified will be voted in favor of the Share Consolidation Proposal.

The record date for the Meeting is March 12, 2026. Only shareholders of record at the close of business on that date may vote on the proposals being presented at the Meeting or any adjournment, postponement, rescheduling, or continuation thereof. On the record date, the Company had 43,354,683 ordinary shares outstanding and entitled to vote at the Meeting. This Proxy Statement & Notice of Meeting and form of proxy card will first be mailed or given to the Company’s shareholders on or about March 17, 2026.

How You Can Vote

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote by physically attending the Meeting and voting during the Meeting, virtually attending the Meeting and voting during the Meeting, vote by proxy through the Internet or vote by proxy using a proxy card. Whether or not you plan to virtually attend the Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still physically or virtually attend the Meeting and vote during the Meeting even if you have already voted by proxy.

●	To vote using the proxy card, simply complete, sign and date the proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Meeting, we will vote your shares as you direct.

●	To vote through the Internet, go to www.cesvote.com to complete an electronic proxy card. You will be asked to provide the company number and control number from your proxy card. Your internet vote must be received by 11:59 p.m., Eastern Time, on April 14, 2026 to be counted.

●	If you virtually attend the Meeting, you can also vote during the Meeting by visiting https://www.cstproxy.com/semilux/2026. To vote your shares online, you will need to use the control number included in your proxy materials.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other nominee, you should have received voting instructions from that organization rather than from us. Simply follow the instructions in the voting instruction form to ensure that your vote is counted. To vote at the Meeting, you must obtain a valid proxy from your broker, bank or other agent and use the control number included in your proxy materials. Follow the instructions from your broker, bank or other agent, or contact your broker, bank or other agent to request a proxy form well in advance of the Meeting.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to the Company’s Chief Executive Officer before the commencement of the Meeting, by granting a new proxy bearing a later date, or by voting again via the Internet or your smartphone or tablet, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy or, if a corporate or other non-natural person, by its duly authorized representative, of two or more shareholders holding or representing, in the aggregate, not less than fifty percent (50%) of all votes attaching to ordinary shares of the Company in issue and entitled to vote at the Meeting will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present at the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present or if during the Meeting a quorum ceases to be present, the Meeting shall be dissolved and in any other case it will stand adjourned to the same day in the next week at the same time and place or to such other day, time or such other place as the directors of the Company may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the members (as defined in the Companies Act (As Revised) of the Cayman Islands) constituting a majority of the outstanding share capital of the Company (calculated on an as-converted basis) will constitute a quorum and may transact the business for which the Meeting was called, provided that such present members shall only discuss and/or approve the matters as described in the Notice delivered in accordance with the articles of association of the Company.

Abstentions will be counted towards the quorum. Broker non-votes occur for a particular proposal when brokers that hold their customers’ shares in street name sign and submit proxies for such shares (in which case they are considered present for purposes of determining presence of a quorum at a meeting) but do not have the discretionary authority to vote on such particular proposal. This occurs when brokers have not received any voting instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters. The Share Consolidation Proposal is a non-routine matter; therefore, brokers holding shares in street name cannot vote or submit proxies for their customers’ shares without receiving voting instructions from the beneficial owners. Accordingly, it is important that you vote your shares, either by proxy or virtually at the Meeting.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Background

Nasdaq Minimum Bid Price Requirement

As our ordinary shares are listed on the Nasdaq Capital Market under the trading symbol “SELX”, we are subject to the listing standards of The Nasdaq Stock Market LLC (“Nasdaq”).

Nasdaq Listing Rule 5550(a)(2) requires that our ordinary shares maintain a minimum closing bid price of $1.00 per share on an ongoing basis (the “Minimum Bid Price Requirement”). On November 10, 2025, the Company received written notification from Nasdaq indicating that the Company had failed to comply with Nasdaq Rule 5450(a)(1), as the Company’s closing bid price for its ordinary shares was below $1.00 per share for the last 32 consecutive business days. Nasdaq Rule 5450(a)(1) provided the Company with a period of 180 calendar days to regain compliance and continue its listing on the Nasdaq Capital Market. Specifically, the Company has until May 11, 2026 to achieve a minimum bid price of at least $1.00 per share for at least 10 consecutive business days. Pursuant to Nasdaq Rule 5550(a)(2), the Company must achieve a minimum bid price of at least $1.00 per share for at least 10 consecutive business days to regain compliance and continue its listing on the Nasdaq Capital Market. Thus, the Company must complete the Share Consolidation at least 10 business days prior to the May 11, 2026 deadline, or it will otherwise risk being delisted from the Nasdaq Capital Market.

Rationale for Increasing/Maintaining Market Price

Our maintenance of a share price that is comfortably above the $1.00 minimum bid price level is a key strategic interest of ours. In order to remedy a violation of Nasdaq’s Minimum Bid Price Requirement, prior to the date of the extraordinary general meeting, we are proposing to our shareholders to approve, at the meeting, a share consolidation at a ratio of up to 1-for-20 (with the exact ratio and effective date to be determined in the sole discretion of the board of directors of the), which should have the immediate impact of boosting the bid price per share by a proportionate ratio, due to the deemed relatively higher value attributable to each ordinary share following such a share consolidation.

Votes Required for the Proposals

Your vote is very important, regardless of the number of ordinary shares that you own. Each ordinary share entitles the holder to one vote.

Proposal 1: The Share Consolidation Proposal requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and entitled to vote and voting on the matter, to approve the Share Consolidation

Proposal 2: The Charter Amendment Proposal requires and the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares represented at the Meeting in person or by proxy, and entitled to vote and voting on the matter, to approve the Charter Amendment.

In tabulating the voting results for the proposal, shares that constitute abstentions are not considered votes cast on the proposal, and will have no effect on the vote. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for the proposal.

Recommendation of the Board of Directors:

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE “FOR” THE SHARE CONSOLIDATION PROPOSAL AND “FOR” THE CHARTER AMENDMENT PROPOSAL

Detailed voting instructions are provided both in the Proxy Statement & Notice of Meeting and the accompanying proxy card that have been furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K on March 17, 2026 and are available for viewing via the SEC’s website at http://www.sec.gov.

If you have any questions or need assistance with voting at the Meeting, please contact our proxy solicitor:

MacKenzie Partners

Toll-Free:1-800-322-2885

Via Email: proxy@mackenziepartners.com

Impact of Share Consolidation on Our Ordinary Shares and Warrants

One key effect of the share consolidation would be to decrease the number of our issued and outstanding ordinary shares. Except for de minimis adjustments that may result from the treatment of fractional shares as described below, the share consolidation will not have any dilutive effect on our shareholders since each shareholder would hold the same percentage of our ordinary shares outstanding immediately following the share consolidation as such shareholder held immediately prior to the share consolidation. Voting and other rights that accompany the ordinary shares would not be affected by the share consolidation. In addition, any warrants would have their conversion price or exercise price proportionately adjusted based on the share consolidation in accordance with their terms.

The share consolidation will not have any dilutive effect on our shareholders. In addition, the proportion of shares owned by our shareholders relative to the number of shares authorized for issuance will remain the same because the authorized number of our ordinary shares will be decreased in proportion to the share consolidation ratio of up to 1-for-20 at the effective time, as the case may be. The remaining authorized shares may be used for various purposes, including, without limitation, raising capital, providing equity incentives to employees, officers or directors, and/or establishing strategic relationships with other companies. We currently have plans to issue convertible notes to certain strategic investors.

Implementation of Share Consolidation

The Board intends to effect a share consolidation pursuant to the Share Consolidation Proposal, if that proposal is approved by the shareholders, and if the Board will have the authority, but not the obligation, in its sole discretion to effect the share consolidation at such time after the approval of the shareholders when the Board believes that a decrease in the number of ordinary shares outstanding is likely to improve the trading price of our ordinary shares, and if needed in order to restore compliance with the Minimum Bid Price Requirement and only if the implementation of a share consolidation is determined by the Board to be in the best interests of the Company and its shareholders.

The Board believes that it is in the best interest of the Company and its shareholders and is hereby soliciting shareholder approval to effect a share consolidation of all the Company’s issued and outstanding ordinary shares and warrants at a ratio of up to1-for-20, with the exact ratio to be determined at the sole discretion of the board of directors. Assuming shareholder approval of the Share Consolidation Proposal, on the effective date of the share consolidation, all of the Company’s issued and unissued ordinary shares will be, automatically and without any action on the part of the shareholders, combined, converted and changed into new ordinary shares in accordance with the share consolidation ratio. If the shareholders approve the Share Consolidation Proposal, the Board will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the shareholders, to effect a share consolidation at such time after the approval of the shareholders as the Board sees fit.

The Board reserves its right to elect not to proceed, and abandon, the share consolidation if it determines, in its sole discretion, that implementing such share consolidation is not in the best interests of the Company and its shareholders. We currently anticipate, however, that the Board will implement the share consolidation promptly after (and subject to) shareholder approval of the Share Consolidation Proposal at the meeting. We cannot assure you that, to the extent we receive a deficiency notice concerning the Minimum Bid Price Requirement prior to effecting a share consolidation , we will be able to immediately restore our compliance with that requirement through the share consolidation , which would require the closing bid price of our ordinary shares to rise above $1.00 for 10 consecutive trading days. There can be no assurance that the price per share of our ordinary shares immediately after a share consolidation will increase proportionately to that share consolidation, or that any increase will be sustained for any period of time. We cannot guarantee that if we do remedy any deficiency in complying with the Minimum Bid Price Requirement, that we will thereafter maintain that compliance. We also cannot assure you that an active and liquid public market for our ordinary shares will exist or be maintained post- share consolidation. Further, regardless of our compliance with the Minimum Bid Price Requirement, the listing of our shares on the Nasdaq Capital Market may be halted or discontinued if we are unable to maintain compliance with any other Nasdaq continued listing requirement for any reason.

Fractional Shares

If, upon the Share Consolidation, a holder would be entitled to receive a fractional interest in a share, we will round up to the nearest whole number of the number of ordinary shares to be issued to the holder. We do not expect the share consolidation and the cash out of fractional shares to result in a significant change in the relative percentage ownership of our various shareholders.

Warrants

Any warrants would have their conversion price or exercise price proportionately adjusted based on the share consolidation in accordance with their terms. Specifically, in the event the Share Consolidation proceeds, the exercise price of the Company’s outstanding warrants will, in accordance with their terms, be proportionally adjusted from $11.50 to $230.00 each.

PROPOSAL 1 – SHARE CONSOLIDATION PROPOSAL

At the Meeting, shareholders will be asked to approve the consolidation of the Company’s ordinary shares by a ratio of up to 20:1 with the exact ratio and the effective date to be determined at the sole discretion of the board of directors of the Company (the “Board of Directors”) by a resolution of directors (if at all). If the Share Consolidation Proposal is approved by our shareholders, then the Board of Directors will have the authority to implement the Share Consolidation at such time as the Board of Directors determine, confirm and approve, on the basis that the Share Consolidation is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of the Company on The Nasdaq Capital Market. Following such determination by our Board of Directors, we will issue a press release announcing the effective date of the Share Consolidation and will make the relevant filings with the Registrar of the Cayman Islands in connection with such Share Consolidation after the same has taken effect.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED as an ordinary resolution that, on an effective date to be determined by the board of directors of the Company (the “Board of Directors”) by a resolution of directors (if at all):

(i)	every such number of issued and unissued ordinary shares of par value US$0.0001 each as shall be determined by the board of directors, being a ratio of up to twenty (20) to one (1), be consolidated into one (1) ordinary share of such increased par value as shall result from such consolidation, being up to US$0.002 per share (the “Share Consolidation”), with the exact consolidation ratio and the effective date of the Share Consolidation to be determined by the board of directors; provided that the authorized share capital of the Company shall be adjusted proportionately to reflect the Share Consolidation.;

(ii)	all fractional entitlements to the issued consolidated ordinary shares as resulted from the Share Consolidation will be rounded up to the nearest whole number of the number of ordinary shares to be issued to the holder; and

(iii)	the Board of Directors be authorized and directed to do all such acts and things as it may consider necessary or desirable for the purpose of effectuating the Share Consolidation, including determining the effective date of the Share Consolidation (if at all) and any other changes to the Company’s authorized share capital in connection with and as necessary to effect the Share Consolidation.”

(the “Share Consolidation Proposal”).”

Vote Required for Approval of the Share Consolidation Proposal

Your vote is very important, regardless of the number of ordinary shares that you own. Each ordinary share entitles the holder to one vote.

The Share Consolidation Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the Meeting, vote at the Meeting.

Recommendation of the Board of Directors:

The Board of Directors of the Company recommends that you vote “For” the Share Consolidation Proposal. Unless instructions are given to the contrary, it is the intention of the persons named as proxies to vote the shares to which the proxy is related FOR the Share Consolidation Proposal.

PROPOSAL 2 – CHARTER AMENDMENT PROPOSAL

As a result of the Share Consolidation (if so approved), consequential amendments will need to be made to the existing memorandum and articles of association of the Company to reflect the consolidation authorized share capital of the Company. Accordingly, the Board of Directors recommended the shareholders of the Company to approve, by special resolutions that the second amended and restated memorandum and articles of association of the Company as set forth in Appendix A to the Proxy Statement & Notice of Meeting (the “Second Amended M&A”) be adopted in its entirety in substitution for and to the exclusion of the memorandum and articles of association of the company currently in effect, with effect upon the Share Consolidation taking effect.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED as a special resolution that, subject to and immediately following the Share Consolidation being effected, the second amended and restated memorandum and articles of association of the Company as set forth in Appendix A to the Proxy Statement & Notice of Meeting (the “Second Amended M&A”) be adopted in in substitution for and to the exclusion of the memorandum and articles of association of the company currently in effect in its entirety with effect upon the Share Consolidation taking effect (the “Charter Amendment Proposal”).”

Vote Required for Approval of the Charter Amendment Proposal

Your vote is very important, regardless of the number of ordinary shares that you own. Each ordinary share entitles the holder to one vote.

The Charter Amendment Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares who, being present in person or by proxy and entitled to vote at the Meeting, vote at the Meeting.

Recommendation of the Board of Directors:

The Board of Directors of the Company recommends that you vote “For” the Charter Amendment Proposal. Unless instructions are given to the contrary, it is the intention of the persons named as proxies to vote the shares to which the proxy is related FOR the Charter Amendment Proposal.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of the ordinary shares of the Company as of the record date by:

●	each person known by us to be the beneficial owner of more than 5% of outstanding ordinary shares

●	each of the Company’s executive officers and directors; and

●	all of the Company’s directors and executive officers as a group

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

As of the record date for the Meeting, there are 43,354,683 ordinary shares issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned	Percentage of Issued and Outstanding Ordinary Shares
Directors and Senior Management:
Dr. CHANG, YUNG-PENG (2) (4)	-	*
WANG, CHIH-FENG (3)	806,135	1.86%
Dr. TU, WU-CHING	-	*
YANG, MU-JUNG	-	*
HUANG, KUO-YIN	396,730	0.92%
HSU, HSIU-CHEN	911,131	2.10
Dr. LIU, CHUN-NIEN (5)	-	*
Dr. CHANG, SHIH-HSIN	73,973	0.17
CHANG, CHO-YING	-	*
Dr. CHENG, MU-HAI	-	*
SUN, KWAN	20,000	*
All directors and Senior Management as a group(6)	2,207,969	5.09%

Five Percent Holders:
Clariscope Ventures Group Ltd.(2)	10,476,762	24.17%
Lucidity Investments Global Ltd. (3)	7,460,724	17.21%
Vienna Management Holdings Ltd. (4)	3,889,101	8.97%

*	Less than 1%
(1)	Unless otherwise noted, the business address of each of the following is 4F., No.32, Keya Rd., Daya Dist., Taichung City, Central Taiwan Science Park, 42881, Taiwan.
(2)	Clariscope Ventures Group Ltd. is the record holder of such shares. Dr Yung-Peng Chang, who is the sole director and holds 100% of the voting securities of Clariscope Ventures Group Ltd., has voting and investment discretion with respect to the ordinary shares held by Clariscope Ventures Group Ltd
(3)	Lucidity Investments Global Ltd. is the record holder of such shares. Chih-Feng Wang, who is the sole director and holds 100% of the voting securities of Lucidity Investments Global Ltd., has voting and investment discretion with respect to the ordinary shares held by Lucidity Investments Global Ltd.
(4)	Vienna Management Holdings Ltd. is the record holder of such shares. Dr Yung-Peng, Chang, who is the director of Vienna Management Holdings Ltd. and Lai Peng, Lynette Tong, who is the director and holds 100% of the voting securities of Vienna Management Holdings Ltd., have voting and investment discretion with respect to the ordinary shares held by Vienna Management Holdings Ltd.
(5)	Monilux Global Group Ltd. is the record holder of such shares. Chun-Nien Liu, who is the sole director and holds 100% of the voting securities of Monilux Global Group Ltd., has voting and investment discretion with respect to the ordinary shares held by Monilux Global Group Ltd.
(6)	All officers and directors as a group (10 individuals) holds 2,207,969 Semilux Ordinary Shares directly, 24,524,148 Semilux Ordinary Shares indirectly via Clariscope Venture Group Ltd., Lucidity Investments Global Ltd., Vienna Management Holdings Ltd., Monolux Global Group Ltd. as disclosed in Notes 2 to 5.

OTHER MATTERS

Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director on the Board, Semilux International Ltd., 4F., No. 32, Keya Rd., Daya Dist., Central Taiwan Science Park, Taichung City 42881, Taiwan. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files or furnishes annual and current reports and other documents with the SEC under the Exchange Act of 1934, as amended. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

On behalf of the Board of Directors of the Company, I thank you for your support and appreciate your consideration of these matters.

Sincerely,

/s/ Chang, Yung-Peng
Dr. Chang, Yung-Peng
Chairman of the Board of Directors

March 17, 2026